Mail Stop 3-5

      July 6, 2005


George Furla
Chief Executive Officer
Family Room Entertainment Corporation
8530 Wilshire Blvd, Suite 420
Beverly Hills, CA  90211

      Re:	Family Room Entertainment Corporation
		Form SB-2 filed July 5, 2005, as amended
		File No. 333-121628

Dear Mr. Furla:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Exhibit 5.1 Opinion
1. Please tell us why the legality opinion refers to the registration for resale of an aggregate 72,708,333 shares of common stock when the registration fee table indicates you have registered 70,208,334 shares of common stock.



Notes to the Consolidated Financial Statements
Note 2 - Critical Accounting Policies
Revenue Recognition - page F-2
2. We note that your revenue recognition policies have been significantly revised since your amendment dated May 16, 2005 was filed. We note that you have added the criteria used to determine when revenue should be recognized. We also note that you have removed any discussion of your earning producer (production) fees, related services, and producer development fees. However, we note that you disclose in a schedule on page F-10 that you earned $1,112,000 of producer and production services fees for the nine months ended March
31, 2005. Further, we note your disclosure of revenues other than royalties on page 38 to be $1,404,612 for the nine months ended March
31, 2005. Finally, you discuss in footnote 2 to this table that the primary functions/services are related to "production, financing, and motion picture related services." Please revise your filing to include your revenue recognition and film cost policies and any necessary disclosures regarding your revenues derived from producer
(production) fees, related services, and producer development fees.
Our concern is that your accounting policies may have been changed during the interim period presented.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Perdue at (202) 551-3303, or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna
Vega Losert at (202) 551-3325 or me at (202) 551-3750 with any other
questions.

      				Sincerely,



      				Max A. Webb
							Assistant Director




George Furla
Family Room Entertainment Corporation
July 6, 2005
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